UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)

The Sports Club Company, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

84917P10
(CUSIP Number)

Eric R. Landau, Esq. Paul, Hastings, Janofsky & Walker LLP Park Avenue Tower 75 East 55th Street (212) 318-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 27)

CUSIP No. 84917P10

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Millennium Partners LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,253,863
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 2,253,863
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6[1]%
(14)	Type of Reporting Person (See Instructions) OO

_________________________

[1]

Based on (a) 19,315,262 shares of common stock, par value $0.01 per share (the “Common Stock”), of The Sports Club Company, Inc., a Delaware corporation (the “Issuer”), outstanding at September 30, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2005; (b) the Issuer’s issuance of 2,000 shares of Series C Convertible Preferred Stock, par value $.01 per share, to MDP Ventures II LLC on September 6, 2002, which shares are presently convertible by MDP Ventures II LLC into 692,731 shares of Common Stock; and (c) the Issuer’s issuance of 45,000 shares of Series D Convertible Preferred Stock, par value $.01 per share, to MDP Ventures II LLC on March 12, 2004, which shares are presently convertible by MDP Ventures II LLC into 2,250,000 shares of Common Stock.

(Page 2 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Millennium Partners Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,253,863
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 2,253,863
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) OO

(Page 3 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Millennium Manager I, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,253,863
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 2,253,863
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) CO

(Page 4 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Christopher M. Jeffries
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,157,469
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 10,157,469
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) IN

(Page 5 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Millennium Entertainment Partners L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 625,000
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 625,000
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) PN

(Page 6 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Millennium Entertainment Associates L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 625,000
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 625,000
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) PN

(Page 7 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Millennium Entertainment Corp.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 625,000
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 625,000
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) CO

(Page 8 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) MDP Ventures I LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 72,100
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 72,100
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) OO

(Page 9 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Millennium Development Partners L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,051,000
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 1,051,000
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) PN

(Page 10 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Millennium Development Associates L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,051,000
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 72,100
(10)	Shared Dispositive Power 978,900
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) PN

(Page 11 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Millennium Limited Partners L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 978,900
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) PN

(Page 12 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Millennium Development Corp.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,051,000
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 1,051,000
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) CO

(Page 13 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) MDP Ventures II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 6,227,606
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 6,227,606
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) OO

(Page 14 of 27)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Millennium Development Partners II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) See Item 3.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 6,227,606
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 6,227,606
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,157,469
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 45.6%
(14)	Type of Reporting Person (See Instructions) OO

(Page 15 of 27)

The Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 1, 1997 by Millennium Entertainment Partners L.P., a New York limited partnership (“MEP LP”), and Millennium Entertainment Associates L.P., a New York limited partnership (“MEA LP”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of The Sports Club Company, Inc. (the “Issuer”), as amended on August 11, 1997 to, among other things, add Millennium Partners LLC, a New York limited liability company (“MPL”), Brian J. Collins, a citizen of the United States of America (“BJC”), Millennium Development Partners L.P., a New York limited partnership (“MDP LP”), Millennium Development Associates LP, a New York limited partnership (“MDA LP”), Millennium Development Corp., a New York corporation (“MD Corp.”) and Christopher M. Jeffries, a citizen of the United States of America (“CMJ”), as additional reporting persons, and as further amended on November 7, 1997, January 13, 1998, August 12, 1998, October 23, 1998, and as further amended on September 21, 1999, to, among other things, add Millennium Partners Management LLC, a New York limited liability company (“MPM LLC”), Millennium Manager I, Inc., a New York corporation (“MMI”), Millennium Entertainment Corp., a New York corporation (“ME Corp.”), MDP Ventures I LLC, a New York limited liability company (“MDP Ventures I”), MDP Ventures II LLC, a New York limited liability company (“MDP Ventures II”), Millennium Limited Partners L.P., a New York limited partnership (“MLP LP”) and Millennium Development Partners II LLC, a Delaware limited liability company (“MDP II LLC”), as reporting persons, and as further amended on February 2, 2001 to report additional acquisitions of Common Stock, and as further amended on December 12, 2002 to report additional acquisitions of Common Stock and preferred stock of the Issuer convertible into Common Stock, and as further amended on April 3, 2003 to report additional acquisitions of Common Stock and the transactions contemplated by the Term Sheet (the “Original Term Sheet”), dated March 31, 2003, by and among MPL, MEP LP, MDP Ventures I, MDP Ventures II and MDP LP (collectively, the “Reporting Person Parties”), Palisade Concentrated Equity Partnership, L.P. (“Palisade”), Rex Licklider (“Licklider”), David Michael Talla (“Talla”) and Kayne Anderson Capital Advisors L.P. (“Kayne”), as further amended on April 16, 2003 to report additional shares of Common Stock owned by BJC and that the Reporting Person Parties had entered into an Amended and Restated Term Sheet (the “Amended and Restated Term Sheet”), amending and restating the Original Term Sheet, dated as of April 9, 2003, with Palisade, Licklider, Talla and Kayne, as further amended on October 23, 2003 to report that the Reporting Person Parties had abandoned the transactions contemplated by the Amended and Restated Term Sheet, as further amended on February 27, 2004 to report that BJC had withdrawn from the Reporting Person group and the transactions contemplated by the New Term Sheet, as further amended on March 18, 2004 to report the consummation of the transactions contemplated by the New Term Sheet and an additional acquisition of Common Stock, as further amended on September 16, 2004 to report that certain of the Reporting Persons (as defined below) had submitted an indication of interest to the Issuer with respect to the purchase of certain assets of the Issuer, as further amended on November 12, 2004 to report that an affiliate of the Reporting Persons has submitted a non-binding proposal to the Issuer with respect to the purchase of certain assets of the Issuer, as further amended on December 9, 2004 to report that an affiliate of the Reporting Persons has submitted a non-binding proposal to the Issuer to either purchase certain assets of the Issuer or to acquire the Issuer through a merger, as further amended on December 20, 2004 to report that an affiliate of the Reporting Person has withdrawn its previous proposal and has submitted a revised non-binding proposal to purchase certain assets of the Issuer, as further amended on January 3, 2005 to report the acceptance by MDP Ventures II of 1,000,000 shares of Common Stock from Talla in full satisfaction of Talla’s Obligation (as defined below) under the Note (as defined below) and the Loan Agreement (as defined below), as further amended on February 10, 2005 to report that an affiliate of the Reporting Persons has entered into a non-binding letter of intent with the Issuer with respect to the purchase of certain assets of the Issuer by the affiliate of the Reporting Persons and certain other related transactions, as further amended to report that an affiliate of the Reporting Persons has entered into an Asset Purchase Agreement with the Issuer and certain of the Issuer’s subsidiaries with respect to the purchase of certain assets of the Issuer and such subsidiaries by the affiliate of the Reporting Persons and

(Page 16 of 27)

certain other related transactions, is hereby amended to report that an affiliate of the Reporting Persons has consummated the transactions contemplated by such Asset Purchase Agreement.

Item 1.	Security and Issuer

No amendments or supplements.

Item 2.	Identity and Background

The following information amends and supplements Item 2.

This statement is being filed by MEP LP, MEA LP, MPL, MDP LP, MDA LP,

MD Corp., CMJ, MPM LLC, MMI, ME Corp., MDP Ventures I, MDP Ventures II, MLP LP

and MDP II LLC (collectively, the "Reporting Persons"). There have been no changes in the background, occupations or addresses of the each of the Reporting Persons since the changes disclosed in Amendment No. 12 to this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

No amendments or supplements.

Item 4.	Purpose of Transaction

The following information amends and restates Item 4:

Pursuant to the Letter Agreement dated March 13, 1997, as amended by the Letter Agreement dated June 10, 1997 (as so amended, the “Letter Agreement”) by and between MEP LP and the Issuer, MEP LP agreed to purchase an aggregate of 2,105,263 shares of Common Stock. Pursuant to the Agreement of Transfer dated as of June 20, 1997 between MPL and MEP LP (the “Transfer Agreement”), simultaneous with its acquisition of Common Stock, MEP LP assigned to MPL 1,052,632 shares of Common Stock in exchange for $5,000,000.00 in cash payable at the direction of MEP LP.

Pursuant to the Letter Agreement, MEP LP has the right to cause the Issuer to include in any registration of the securities of the Issuer under the Securities Act of 1933, as amended (the “Securities Act”) (other than a registration of shares relating to an employee benefit plan or a transaction pursuant to Rule 145 under the Securities Act) effected by the Issuer such number of shares as MEP LP shall request, subject to underwriter cutbacks.

In addition, pursuant to the Letter Agreement, for so long as MEP LP shall have at least a 10% interest in Equity Securities (as defined in the Letter Agreement) of the Issuer, if the Issuer shall issue any additional Equity Securities, MEP LP shall have the right to purchase, at a price equal to the proposed offering price, an amount of such Equity Securities so that MEP LP may maintain its current ownership percentage of Equity Securities.

On June 24, 1997, pursuant to the Letter Agreement, a designee of MEP LP was appointed as a Class 2 Director of the Issuer and so long as MEP LP maintains at least a 12% interest in the Equity Securities of the Issuer: (i) upon the expiration of the term of such designee, the Issuer shall include and support a designee of MEP LP as one of management’s nominees for the board of directors of the Issuer, and (ii) upon the termination of such designee’s services as a director other than upon the expiration of term of office, the Issuer shall appoint in his place a replacement designee of MEP LP. In addition, two principals of the Issuer agree to vote Equity Securities which they own (or with respect to which they

(Page 17 of 27)

have the power to direct the vote) in an amount sufficient to elect such designee of MEP LP to the board of directors of the Issuer.

Under Section 141 of the Delaware General Corporation Law, the business of the Issuer is to be managed by or under the direction of its board of directors.

Pursuant to that certain Preferred Stock Purchase Agreement entered into as of September 6, 2002 by and among the Issuer, MDP Ventures II and the other investors named therein (the “Series C Preferred Stock Purchase Agreement”), MDP Ventures II purchased 2,000 shares of the Issuer’s series C convertible preferred stock, par value $.01 per share (the “Series C Preferred Stock”), from the Issuer on September 6, 2002 for an aggregate purchase price of $2,000,000.00. Each share of the Series C Preferred Stock is convertible at the option of its holder at any time into one share of Common Stock at an initial conversion price of $3.00 per share (subject to adjustment under certain circumstances).

The Series C Preferred Stock entitles each holder thereof to one vote for each share of Common Stock into which such Series C Preferred Stock in convertible and dividends at an annual rate of $90.00 per share. Dividends are cumulative, do not accrue interest and, at the Issuer’s option, may be paid in additional shares of the Series C Preferred Stock.

With respect to dividend rights and rights in the event of the liquidation or dissolution of the Issuer, the Series C Preferred Stock ranks senior to the Common Stock, pari passu with the Issuer’s series B convertible preferred stock, par value $.01 per share (the “Series B Preferred Stock”), and junior to the Issuer’s Series D Preferred Stock (as defined below). The Issuer is prohibited from issuing any capital stock that ranks senior to, or pari passu with, the Series C Preferred Stock without the consent of the holders of eighty-one percent (81%) of the outstanding shares of the Series C Preferred Stock.

Upon the liquidation or dissolution of the Issuer, holders of the Series C Preferred Stock are entitled to receive, prior to any distribution to any other stockholder other than the holders of the Series B Preferred Stock and the Series D Preferred Stock, a liquidation amount equal to $1,000.00 per share (subject to adjustment under certain circumstances), together with all accrued and unpaid dividends with respect to such shares.

The Issuer may redeem, in whole or in part, the outstanding shares of the Series C Preferred Stock at a redemption price equal to $1,000.00 per share, together with all accrued and unpaid dividends with respect to such shares.

In connection with MDP Ventures II’s acquisition of its shares of the Series C Preferred Stock, the Issuer, MDP Ventures II and the other investors in the Series C Preferred Stock (collectively, the “Series C Investors”) entered into that certain Investors’ Rights Agreement dated as of September 6, 2002 (the “Series C Investors’ Rights Agreement”), which agreement governs, among other things, the right of the Series C Investors to cause the Issuer to register under the Securities Act the shares of Common Stock into which their Series C Preferred Stock is convertible.

On February 19, 2004, the Reporting Person Parties agreed to make an investment in the Issuer in accordance with the terms set forth in a non-binding Term Sheet (the “New Term Sheet”) agreed to with Licklider and Kayne. Licklider and Kayne are referred to herein as the “13D Parties”. The Reporting Person Parties and the 13D Parties are referred to herein as the “New Term Sheet Parties.” Licklider and Kayne are significant beneficial owners of the Issuer’s Common Stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The New Term Sheet set forth a non-binding plan for the New Term Sheet Parties to consummate a transaction whereby the New Term Sheet Parties would purchase an

(Page 18 of 27)

aggregate of 65,000 shares of series D convertible preferred stock, par value $.01 per share (the “Series D Preferred Stock”), of the Issuer at $100 per share.

On March 12, 2004, MDP Ventures II purchased an aggregate of 45,000 shares of the Series D Preferred Stock for an aggregate purchase price of $4,500,000.00, and affiliates of the 13D Parties purchased an aggregate of 20,000 shares of the Series D Preferred Stock for an aggregate purchase price of $2,000,000.00, in each case pursuant to the terms of a Stock Purchase Agreement, dated as of March 11, 2004, by and among the Issuer, MDP Ventures II and affiliates of the 13D Parties. Each share of the Series D Preferred Stock is convertible at the option of its holder at any time into one share of Common Stock at an initial conversion price of $2.00 per share (subject to adjustment under certain circumstances). The shares of Series D Preferred Stock are also subject to mandatory conversion into Common Stock under certain circumstances.

The Series D Preferred Stock entitles each holder thereof to one vote for each share of Common Stock into which such Series D Preferred Stock in convertible and dividends at an annual rate of $9.00 per share. Dividends are cumulative, do not accrue interest and, at the Issuer’s option, may be paid in additional shares of the Series D Preferred Stock.

With respect to dividend rights and rights in the event of the liquidation or dissolution of the Issuer, the Series D Preferred Stock ranks senior to the Common Stock, the Series B Preferred Stock and the Series C Preferred Stock. The Issuer is prohibited from issuing any capital stock that ranks senior to, or pari passu with, the Series D Preferred Stock without the consent of the holders of eighty-five percent (85%) of the outstanding shares of the Series D Preferred Stock.

Upon the liquidation or dissolution of the Issuer, holders of the Series D Preferred Stock are entitled to receive, prior to any distribution to any other stockholder, a liquidation amount equal to $100.00 per share (subject to adjustment under certain circumstances), together with all accrued and unpaid dividends with respect to such shares.

The Issuer may, at any time after March 12, 2010, redeem, in whole or in part, the outstanding shares of the Series D Preferred Stock at a redemption price equal to $100.00 per share, together with all accrued and unpaid dividends with respect to such shares.

In connection with the purchase of the Series D Preferred Stock, the Issuer, MDP Ventures II and affiliates of the 13D Parties entered into that certain Investors’ Rights Agreement, dated as of March 10, 2004 (the “Series D Investors’ Rights Agreement”), which agreement governs, among other things, the rights of the purchasers of the Series D Preferred Stock to cause the Issuer to register under the Securities Act the shares of Common Stock into which their Series D Preferred Stock is convertible. The Series D Investors’ Rights Agreement also affords MDP Ventures II (together with its affiliates) and the 13D Parties (together with their respective affiliates) certain consent rights with respect to the operation of the Issuer’s business. MDP Ventures II (together with its affiliates) also will have the right to designate two directors (one of which must be an independent director) to serve on the Issuer’s board of directors and each of the 13D Parties (together with their respective affiliates) also will have the right to designate one director to serve on the Issuer’s board of directors. MDP Ventures II (together with its affiliates) and the 13D Parties (together with their respective affiliates) have agreed to take all actions necessary to elect each such designee to the board of directors of the Issuer. The consent rights and director designation rights described above will terminate if certain specified Common Stock ownership thresholds are not satisfied. The rights granted to MDP Ventures II (together with its affiliates) set forth in the Series D Investors’ Rights Agreement with respect to the designation of directors supercede the rights granted in the Letter Agreement.

(Page 19 of 27)

As a result of certain of the provisions set forth in the Series D Investors’ Rights Agreement, the Reporting Persons have formed a “group” with the 13D Parties for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder. Accordingly, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer’s Common Stock beneficially owned by the 13D Parties as reported on their respective Schedule 13D or Schedule 13G. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer’s Common Stock beneficially owned by the 13D Parties.

Pursuant to (i) the Amended and Restated Promissory Note, dated as of December 30, 1997, executed and delivered by Talla, as maker, to MDP Ventures II, as payee, as amended by the Note Modification Agreement, dated as of March 1, 2001, by and between Talla and MDP Ventures II (the “Note”) and (ii) the Amended and Restated Loan and Stock Pledge Agreement, dated as of December 30, 1997, by and between Talla and MDP Ventures II, as amended by the First Amendment to the Amended and Restated Loan and Stock Pledge Agreement, dated as of March 1, 2001, by and between Talla and MDP Ventures II (the “Loan Agreement”), Talla was obligated to pay to MDP Ventures II the principal amount of the Note, and all accrued and unpaid interest thereon (collectively, the “Obligation”), on March 1, 2004. The Obligation was secured by 1,000,000 shares of Common Stock, registered in the name of Talla (the “Collateral”). Talla failed to pay MDP Ventures II the Obligation on March 1, 2004, which resulted in an event of default under the Loan Agreement. Pursuant to a Confirmation of Foreclosure and Acceptance of Collateral, dated as of November 30, 2004, by and between MDP Ventures II and Talla (the “Confirmation of Foreclosure”), MDP Ventures II agreed to accept the Collateral in full satisfaction of the Obligation secured by the Collateral and Talla consented to the acceptance by MDP Ventures II of the Collateral in full satisfaction of the Obligation. The Confirmation of Foreclosure provided that the acceptance of the Collateral shall occur on January 2, 2005. Accordingly, on January 2, 2005 MDP Ventures II acquired 1,000,000 shares of Common Stock.

As previously disclosed by the Issuer, the Issuer has engaged an independent investment banker to assist it in selling certain assets and fitness facilities in order to generate cash for working capital purposes and to retire a portion of its existing indebtedness. On September 14, 2004, certain of the Reporting Persons submitted an indication of interest to the Issuer with respect to the purchase of the assets, and in some cases the leases, of the Issuer’s fitness facilities located in Washington, D.C., San Francisco, California, Boston, Massachusetts and Miami, Florida. On November 9, 2004, an affiliate of the Reporting Persons (the “Bidder”) submitted a non-binding proposal (the “Initial Proposal”) to the Issuer to acquire either (i) the assets of the fitness facilities located in New York (the Reebok Club), New York, New York (the East Side Club), New York, Washington, D.C., San Francisco, California, Boston, Massachusetts and Miami, Florida (the “Clubs”) for a purchase price of $80 million or (ii) the assets of the fitness facilities located in Washington, D.C., San Francisco, California, Boston, Massachusetts and Miami, Florida for a purchase price of $40 million. One of the Reporting Persons and its affiliates currently own the fitness facility located in Miami, Florida, which facility is managed by the Issuer, and certain of the Reporting Persons or their affiliates currently serve as the landlords for the remainder of such fitness facilities. The Initial Proposal was non-binding and was subject to a number of conditions, including the contemporaneous sale of all of the Issuer’s other assets to parties unaffiliated with the Reporting Persons.

On December 7, 2004, the Bidder submitted a non-binding proposal to the Issuer which confirmed its interest in acquiring the assets of the Clubs for $80 million on substantially the same terms as contained in the Initial Proposal. The Bidder also indicated that it would require the Issuer to provide certain ongoing management and administrative services to the Bidder for up to one year in the event such assets were purchased. The Bidder proposed in the alternative acquiring the Issuer through a merger (the “Merger Proposal”) in which the Bidder would pay $2.00 for each outstanding share of the Issuer’s Common Stock (other than shares held by the Reporting Persons and certain other stockholders of the

(Page 20 of 27)

Issuer to be determined). The Merger Proposal is non-binding and is subject to a number of conditions, including: (i) the sale of the Issuer’s fitness facilities located in Los Angeles, California, Beverly Hills, California and Orange County, California for a purchase price of at least $125 million; (ii) that all of the Issuer’s preferred stockholders consent to roll their preferred stock into preferred stock of the surviving corporation of the merger; and (iii) that sufficient holders of the Issuer’s Common Stock roll into common stock of the surviving corporation of the merger.

By letter dated December 15, 2004, the Bidder advised the Issuer that it was withdrawing the proposal made in the Bidder’s December 7, 2004 letter and submitting a revised non-binding proposal to the Issuer in which the Bidder confirmed its interest in acquiring for a total cash consideration of $200 million and otherwise on terms similar to those of the December 7, 2004 proposal certain assets and partnership interests from the Issuer consisting of its sports and fitness facilities (including the Issuer’s California facilities but excluding its Rockefeller Center facility) and all related operating and other assets. The Bidder indicated that, to the extent that the Issuer owns a less than 100% partnership or equity interest in any of the entities that own and operate the California facilities, the Bidder will require that the interest not now owned by the Issuer be acquired as necessary and conveyed to the Bidder as part of the assets to be acquired. The proposal is subject to a number of conditions. The Bidder withdrew the alternative proposal made in the December 7, 2004 proposal to acquire the Issuer through a merger.

On February 8, 2005, the Bidder entered into a non-binding letter of intent (the “LOI”) with the Issuer to acquire substantially all of the assets, properties and rights of the Issuer in connection with the management and operation of the fitness facilities located in New York (the Reebok Club), New York; New York (the East Side Club), New York; New York (the Rockefeller Center Club), New York; Washington, D.C.; San Francisco, California; Miami, Florida; and Boston, Massachusetts. One of the Reporting Persons and its affiliates currently own the fitness facility located in Miami, Florida, which facility is managed by the Issuer, and certain of the Reporting Persons or their affiliates currently serve as the landlords for four of such fitness facilities. In addition, the LOI contemplates that (i) the Bidder will contribute to a newly formed entity (“Newco”) all of the shares of Common Stock that are owned by the Reporting Persons in exchange for common stock of Newco, (ii) certain of the Issuer’s other stockholders (the “Principal Stockholders”) will contribute to Newco all of the Issuer’s Common Stock and preferred stock that is owned by the Principal Stockholders in exchange for common stock and preferred stock of Newco and (iii) Newco will merge with and into the Issuer and all of the Issuer’s stockholders (other than the Reporting Persons and the Principal Stockholders) will receive cash equal to $2.00 per share for each share of Common Stock held by them. The LOI is non-binding and the transactions contemplated thereby are subject to a number of conditions, including satisfactory completion of the Bidder’s due diligence investigation, the negotiation and execution of definitive agreements (including a transition services agreement and an operating agreement), the receipt by the Issuer of a fairness opinion with respect to certain of the transactions contemplated by the LOI, the approval of the transactions contemplated by the LOI by the Special Committee of the Issuer’s Board of Directors and the Issuer’s stockholders and the receipt of consents to the transfer of certain leases. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer’s Common Stock beneficially owned by the Principal Stockholders.

On October 28, 2005, Millennium Development Partners VIII LLC, a Delaware limited liability company (the “Buyer”) and an affiliate of the Reporting Persons, entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with the Issuer and certain of the Issuer’s subsidiaries to acquire, for a purchase price of $65 million, substantially all of the assets, properties and rights of the Issuer and such subsidiaries in connection with the management and operation of the fitness facilities located in New York (the Reebok Club), New York; New York (the East Side Club) New York; New York (the Rockefeller Center Club), New York; Washington, D.C.; San Francisco, California; Miami, Florida; and Boston, Massachusetts. An affiliate of the Reporting Persons currently owns the fitness facility located in Miami, Florida, which facility is managed by the Issuer, and certain of the Reporting

(Page 21 of 27)

Persons or their affiliates currently serve as the landlords for four of such fitness facilities. Pursuant to the terms of the Asset Purchase Agreement, the Issuer has the option to exclude the Rockefeller Center Club from the transactions contemplated by the Asset Purchase Agreement, in which case the purchase price to be paid by the Buyer would be $80 million. The transactions contemplated by the Asset Purchase Agreement are subject to a number of conditions, including receipt of certain governmental and third party consents.

On January 13, 2006, the Buyer consummated the transactions contemplated by the Asset Purchase Agreement and acquired (either directly or through certain of its affiliates) substantially all of the assets, properties and rights of the Issuer and its subsidiaries in connection with the management and operation of the fitness facilities located in New York (the East Side Club), New York; Washington, D.C.; San Francisco, California; and Boston, Massachusetts. An affiliate of the Buyer also acquired the Issuer’s interest in Reebok Sports Club/NY, and the Issuer’s management agreement covering the fitness facility located in Miami, Florida (which is owned by an affiliate of the Buyer) was terminated. The aggregate purchase price paid by the Buyer was $80 million, a portion of which was paid through the issuance of two promissory notes.

The Reporting Persons, in the aggregate, are the beneficial owners of 10,157,469 shares of Common Stock (which number does not include the shares of Common Stock beneficially owned by the 13D Parties, which shares the Reporting Parties expressly disclaim beneficial ownership of as disclosed above). At each respective time of purchase or other acquisition, the purchasing/acquiring Reporting Person purchased/acquired the subject shares of Common Stock for investment purposes.

Except as described above in this Item 4 and below in Item 6, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. The Reporting Persons intend to vote their respective shares of Common Stock, Series C Preferred Stock and Series D Preferred Stock as each deems appropriate from time to time. In determining from time to time whether to sell their shares of Common Stock, Series C Preferred Stock or Series D Preferred Stock (and in what amounts) or to retain such shares, the applicable Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, and other opportunities available to the Reporting Persons. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

The following information amends and supplements Item 5:

(Page 22 of 27)

No securities of the Issuer have been acquired or disposed of by the Reporting Persons since the acceptance by MDP Ventures II of 1,000,000 shares of Common Stock from Talla as disclosed in Amendment No. 18 to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
No amendments or supplements.
Item 7.	Material to Be Filed as Exhibits
1.	Letter Agreement dated March 13, 1997 by and between Millennium Entertainment Partners L.P. and The Sports Club Company, Inc.*
2.	Letter Agreement dated June 10, 1997 by and between Millennium Entertainment Partners L.P. and The Sports Club Company, Inc. *
3.	Agreement of Transfer dated as of June 20, 1997 between Millennium Partners LLC and Millennium Entertainment Partners L.P. *
4.

Certificate of Designation of Series C Convertible Preferred Stock of the Sports Club Company, Inc., incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 9, 2002.

5.

Investors’ Rights Agreement entered into as of September 6, 2002 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, and David M. Talla, as trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 9, 2002.

6.

Preferred Stock Purchase Agreement entered into as of September 6, 2002 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, and David M. Talla, as trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 9, 2002.

7.

Indemnification and Contribution Agreement entered into as of July 3, 2001 by and among the Sports Club Company, Inc., Rex A. Licklider, D. Michael Talla and MDP Ventures II LLC, incorporated herein by reference to Exhibit 2 to the Issuer’s Report on Form 8-K filed with the Commission on July 17, 2001.

8.

Certificate of Designation of Series D Convertible Preferred Stock of the Sports Club Company, Inc., incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 17, 2004.

9.

Investors’ Rights Agreement entered into as of March 10, 2004 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, Arbco Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P. and Kayne Anderson Select Investments A, L.P., incorporated herein by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 17, 2004.

(Page 23 of 27)

10.

Preferred Stock Purchase Agreement entered into as of March 10, 2004 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, Arbco Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P. and Kayne Anderson Select Investments A, L.P., incorporated herein by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 17, 2004.

11.	Power of Attorney of Christopher M. Jeffries appointing Philip H. Lovett Attorney-in-Fact.*

* Previously filed.

(Page 24 of 27)

Schedule I

Name of Individual	Position

Christopher M. Jeffries	President, director and majority stockholder of MMI, ME Corp. and MD Corp; President of MDP Ventures I, MDP Ventures II and MDP II LLC.

Philip E. Aarons	Vice President and director of MMI, ME Corp. and MD Corp; Vice President of MDP Ventures I, MDP Ventures II and MDP II LLC.

Philip H. Lovett	Vice President and director of MMI, ME Corp. and MD Corp; Vice President of MDP Ventures I, MDP Ventures II and MDP II LLC.

Steven L. Hoffman	Vice President, Treasurer and Assistant Secretary of MMI, ME Corp., MD Corp., MDP Ventures I and MDP II LLC; director of ME Corp.; Vice President and Assistant Secretary of MDP Ventures II.

George Von Werz	Vice President of ME Corp. and MD Corp.

The principal business of each of the above-named persons is the development of real estate projects. The principal business address of each of the above-named persons is: c/o Millennium Partners Management LLC; 1995 Broadway; New York, New York 10023.

(Page 25 of 27)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: January 17, 2006	/s/ Philip H. Lovett
PHILIP H. LOVETT

*In his capacity as an attorney-in-fact pursuant to the Power of Attorney filed under Item 7 with respect to Christopher M. Jeffries and in his capacity as an authorized officer of each of the following entity Reporting Persons:

MILLENNIUM PARTNERS MANAGEMENT LLC

By: MILLENNIUM MANAGER I, INC., its manager

MILLENNIUM MANAGER I, INC.

MILLENNIUM ENTERTAINMENT PARTNERS L.P.

By: MILLENNIUM ENTERTAINMENT ASSOCIATES L.P., its general partner

By: MILLENNIUM ENTERTAINMENT CORP., its general partner

MILLENNIUM ENTERTAINMENT ASSOCIATES L.P.

By: MILLENNIUM ENTERTAINMENT CORP., its general partner

MILLENNIUM ENTERTAINMENT CORP.

MDP VENTURES I LLC

By: MILLENNIUM DEVELOPMENT PARTNERS L.P., its managing member

(Page 26 of 27)

By: MILLENNIUM DEVELOPMENT ASSOCIATES L.P., its general partner

By: MILLENNIUM DEVELOPMENT CORP., its general partner

MILLENNIUM DEVELOPMENT PARTNERS L.P.

By: MILLENNIUM DEVELOPMENT ASSOCIATES L.P., its general partner

By: MILLENNIUM DEVELOPMENT CORP., its general partner

MILLENNIUM DEVELOPMENT ASSOCIATES, L.P.

By: MILLENNIUM DEVELOPMENT CORP., its general partner

MILLENNIUM LIMITED PARTNERS L.P.

By: MILLENNIUM DEVELOPMENT CORP., its general partner

MILLENNIUM DEVELOPMENT CORP.

MDP VENTURES II LLC

By: MILLENNIUM DEVELOPMENT PARTNERS II LLC, its managing member

MILLENNIUM DEVELOPMENT PARTNERS II LLC

(Page 27 of 27)